United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant: Texas Pacific Land Trust

Name of person relying on exemption: Schwartz Investment Counsel Inc.

Address of person relying on exemption: 801 W. Ann Arbor Trail, Suite 244, Plymouth, MI 48170

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Dear Fellow Sub-share Certificate Owners:

Schwartz Investment Counsel Inc. is the investment adviser to entities that own collectively 35,930 Sub-share Certificates (“Shares”) of Texas Pacific Land Trust (“TPL”).  We write this letter:

1)	To express our support for Mr. Eric L. Oliver’s candidacy for Trustee,

2)	To urge fellow shareholders to vote for Mr. Oliver, and

3)	To express our frustration with certain aspects of the General Agents’ and Trustees’ (together “Management”) oversight of TPL.

Mr. Eric L. Oliver is the candidate proposed for Trustee by SoftVest, L.P., which owns over 25% of TPL.  We believe Mr. Oliver’s agenda seems reasonable, especially his proposal to convert the TPL trust into a Delaware C corporation.  As such, the governance practices of TPL could be updated from a 19th century trust model to a 21st century corporate democracy model under our free-market capitalist system.  We believe this corporate structure is utilized by nearly every other New York Stock Exchange listed company.  If TPL became a corporation, we shareholders would have a vote in electing every member of the Board of Directors who represent us.  Not a radical idea!

•
SoftVest is a long-time shareholder in TPL, with a substantial ownership position.  Mr. Oliver has extensive oil and gas industry experience, including Permian Basin expertise, and can assist Management in its oversight of TPL and in reporting and communicating with current and prospective Shareholders.

•	We support Mr. Oliver’s proposal to explore TPL’s conversion to a Delaware corporation subject to modern governance principles.
o	Conversion would eliminate the life-tenure of the Trustee position – which we believe is inappropriate for a company of the size and complexity of TPL.

•	We support Mr. Oliver’s commitment to provide a higher degree of transparency and more frequent updates to Shareholders.

We have been frustrated with certain aspects of TPL’s management and oversight.
•	A history of poor disclosures to Shareholders:

In our discussions with Management, over the years it was communicated to us that former trustee, Maurice Meyer III, played a major role in the management of TPL, including capital allocation decisions and the execution of share repurchases for TPL.  Given that, why was his illness not previously disclosed to shareholders?  (Mr. Meyer died on March 24, 2019 at the age of 83.)

•	Lack of Meaningful Share ownership by Management:

o
Tyler Glover is General Agent and CEO (since 2016) and has been employed by TPL since 2011.  In the past 3 years, he earned total cumulative compensation of $3,237,406 (per the recently filed proxy statement).  Yet Mr. Glover owns only 100 Shares of TPL, which were recently purchased on 12/4/18 for approximately $60,000.

o
Robert Packer is General Agent and CFO (since 2016) and has been employed by TPL since 2011.  In the past 3 years, he earned total cumulative compensation of $3,307,219 (per the recently filed proxy statement).  Yet Mr. Packer owns only 200 Shares of TPL, with a recent purchase of 100 Shares on 12/4/18 for approximately $60,000.

o	The two current trustees only own a combined 1,300 Shares.

o	Altogether, Management owns 1,600 Shares. Why does Management have such a small ownership stake in TPL? Don’t they believe in the long-term investment merits of TPL, like we do?

Management’s choice for new trustee is Donald G. Cook.

We acknowledge General Cook’s military credentials and public company board experience.  We thank him for his service to our country. But in our opinion, he clearly does not have the requisite oil & gas industry expertise that Mr. Oliver has.

Importantly, due to the Trustees’ life-tenure arrangement currently in place, shareholders may not get another opportunity to voice their opinion regarding the Management of TPL, for another decade or more.  Said differently, a vote for General Cook is a vote to possibly never having another chance to vote again.

Schwartz Investment Counsel, Inc. firmly believes that the election of Mr. Eric L. Oliver as TPL’s next trustee, would be in the best interests of all shareholders.  Therefore, we strongly urge our fellow shareholders to vote for Mr. Eric L. Oliver as TPL’s new trustee on the WHITE PROXY CARD.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED BY THE FILER. PLEASE DO NOT SEND YOUR PROXY TO THE FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.